Exhibit 99.2

For Immediate Release
Press Contacts:
    Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Case Management Survey Outlines the Top Drivers
for Unifying Financial Crime Risk Management

Research shows that non-integrated operational systems
contribute to weakened ability to uncover hidden crime

NEW YORK – November 11, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced the results of a financial crime operations survey conducted among professionals from large financial institutions this past summer. To gain a better understanding of the specific challenges financial institutions face in adopting a more integrated approach to operational preparedness, NICE Actimize focused its survey specifically on the global state of enterprise risk case management.

According to the survey, NICE Actimize found that the top three drivers for unifying financial crime and compliance risk management operations are reputational damage protection; transparency and regulatory scrutiny; and financial implications of crimes and fines. More than half (56%) of respondents said they are concerned about protecting their company’s reputation.

The survey also showed that among large financial institutions with at least $60 billion in assets, 53% had more than 10 analytic and/or detection systems and 31% had more than 20 systems. These disconnected solutions and the disparate activities associated with them not only affect efficiency, but also prevent financial institutions from uncovering hidden relationships that help identify crime, according to NICE Actimize.

As financial institutions try to manage all these varied systems and processes, they are encountering a range of obstacles. Respondents to the NICE Actimize survey found that for large institutions, the biggest challenges to achieving unified financial crime and compliance risk management are the consolidation of siloed systems (58%), possession of an organizational structure where different functions have varying or competing priorities (56%), and the integration of complex in-house systems (47%).

“With regulator focus on processes and controls, financial institutions have become motivated to increase the consistency and transparency of investigations, a process which is greatly simplified by the implementation of centralized case management,” said Chad Hetherington, Global Vice President & General Manager, Enterprise Risk Case Management, NICE Actimize. “While there is no regulation that says financial institutions have to look at all transactions centrally, those with centralized case management systems can standardize processes, be more responsive to regulators’ needs and better manage financial crime and compliance risks.”

The financial implications of crimes and fines are primary motivators for 45% of survey respondents to unify their financial crime risk management. Recent high-profile fines have reinforced the need for broader sharing of intelligence, especially cross border. Upwards of $184 billion in fines for regulatory violations has been paid by 46 big banks and two nonbanks since 2009, with 174 cases currently outstanding.

For a copy of our joint white paper report with PwC, “On the case: Mitigating emerging financial crime risks through enhanced case management” which includes some of our survey results, please download the report here.

NICE Actimize’s solutions include its Enterprise Risk Case Manager (ERCM), which enhances operational efficiencies by automating and streamlining processes and facilitating a unified, holistic view of risk across multiple lines of business, channels, products and customers.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hetherington, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.